

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2018

William A. Hartman
Chief Executive Officer
Premier Biomedical, Inc.
P.O. Box 25
Jackson Center, PA 16133

> **Re: Premier Biomedical, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 24, 2018**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 30, 2018**
> **File No. 333-224454**

Dear Mr. Hartman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed on April 30, 2018

General

1. In order to register the resale of common stock underlying the convertible notes, the investors must be irrevocably bound to purchase the notes at a set price that is not based on the market price and there can be no conditions to closing that are within the investors' control. We note certain terms in the securities purchase agreement that suggest the investors are not irrevocably bound to acquire the convertible notes. In particular, pursuant to Section 5.1, the investors may terminate the agreement if the closing is not

consummated on or before March 20, 2018, which date has already passed. In addition, the investors may assign their rights under the agreement. Please provide us with your analysis as to your eligibility to register the resale of the common stock underlying the convertible notes at this time. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

2.   We note the definition of "Beneficial Ownership Limitation" set forth in Section 2(b) of your Securities Purchase Agreement. Please tell us whether a purchaser is permitted to reduce the amount of convertible notes purchased in the second and third closings.

3.   We note your disclosure on page 22 that 94.7% of your outstanding common stock is held by non-affiliates, and that the 250 million shares you are registering for resale is approximately 26% of the public float. However, we note your disclosure on page 52 that your officers and directors own at least 11.7% of your outstanding common stock. Please tell us how you determined that the amount registered for resale is only 26% of your public float.

4.   Given the size and nature of the offering, including certain characteristics of the convertible notes, the transaction appears to be an indirect primary offering. Please revise to identify the selling securityholders as underwriters. In the alternative, please explain why you believe the transaction is appropriately characterized as one that is eligible to be made pursuant to Rule 415(a)(1)(i). In your response, please address the factors listed in Securities Act Rules Compliance and Disclosure Interpretation 612.09. Please also address the following which suggest that the investors were not at market risk at the time they entered into the securities purchase agreement:

- the conversion price under Section 4(b) of the promissory note, which provides for a 60% discount to the lowest traded price of your common shares over the fifteen trading days prior to conversion;
- the anti-dilution provisions that reduce the conversion price in the event subsequent offerings price below the conversion price;
- the price per share protection provided until the 40th day following the third closing date; and
- your ability to service the convertible notes with cash at maturity.

5.   We note that the selling shareholders and certain affiliates of the selling shareholders previously registered the resale of shares underlying convertible notes on Form S-1 (333-220268) declared effective October 26, 2017. Please tell us whether the selling shareholders or their affiliates continue to resell shares under the prior Form S-1. If not, please tell us the amount of time that has passed since they have sold substantially all of the shares. In addition, please revise your disclosure in the current Form S-1 to provide a materially complete description of the relationship between the selling shareholders and the company within the past three years. Refer to Item 507 of Regulation S-K.

6.   Please note that an at-the-market offering under Rule 415 is not available for registrants that are quoted on the OTC Pink marketplace. Please revise to provide a fixed price for the offering until you are quoted by the OTC Bulletin Board, the OTCQX or OTCQB or are listed on an exchange.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Christine Westbrook at (202) 551-5019 or Erin Jaskot at (202) 551-3442 with any questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Brian A. Lebrecht, Esq.